Item 6: <u>Activities of Service Providers</u>

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	● Yes ○ No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	Kezar Trading is the operator of the LeveL ATS. In addition to providing technology support and development for the LeveL ATS, certain staff from Kezar Markets, Kezar Trading's parent, also provide technology support and development in connection with the operation of the Luminex ATS. In that regard, these staff have access to confidential trading information for both the LeveL ATS and the Luminex ATS. Personnel in Kezar Markets' and Kezar Trading's technology and operations departments who are responsible for the technology development and day-to-day operation of the LeveL ATS and the Luminex ATS (collectively "Technology and Operations Personnel"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and on the Luminex ATS. This includes information regarding open trading interest and recent execution and cancellation information. As described more fully in Item 7d, members of Kezar Trading Compliance and Legal staff, who support both the LeveL ATS and the Luminex ATS, may obtain access to confidential trading information of both ATSs to respond to regulatory inquiries, among other responsibilities. Kezar Trading is an indirect affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (collectively with Nasdaq, excluding Luminex, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in Kezar Markets, Kezar Trading's parent. While Kezar Trading is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the LeveL ATS. Further, no employee of Kezar Trading is separately an employee of any Nasdaq Entity, nor is any employee of Kezar Trading involved in the operation of any national securities exchanges operated by a Nasdaq entity (the "Nasdaq Securities Exchanges"). As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. Kezar Trading reports transactions effected in the LeveL ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected in the ATS.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	● Yes ○ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List	The LeveL ATS servers are located at the Equinix NY4 data center. Equinix, as host of the data center, provides cross connects and related connectivity to the LeveL ATS. See Part III Item 6 for additional information. All transactions effected on the LeveL ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information.

the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	Pursuant to a fully disclosed clearing arrangement between Kezar Trading and Instinet, LLC ("Instinet"), Instinet clears and settles all transactions executed on the LeveL ATS. See Part III Item 22 for additional information. The LeveL ATS utilizes data provided by the SIP feeds in determining the relevant NBBO for each security. See Part III Item 23 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	⦿ Yes ○ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	~~BofA~~ Instinet provides clearance and settlement services to Kezar Trading for transactions effected on the LeveL ATS. ~~BofA~~ Instinet is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. ~~BofA~~ Instinet may use any of the LeveL ATS functionality disclosed in this Form ATS-N. Nasdaq operates the FINRA/Nasdaq TRF Carteret. Additionally, the Nasdaq Securities Exchanges are participants in the committees that operate each SIP feed.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	⦿ Yes ○ No